================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                              ---------------------

                               THE LTV CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.50 per share
                         (Title of Class of Securities)

                                   501921 10 0
                                 (CUSIP Number)

                                Mr. Atsuro Fujii
                                SMI America, Inc.
                           8750 West Bryn Mawr Avenue
                                   Suite 1000
                                Chicago, IL 60631
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                              ---------------------

                                December 13, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page  2 of 17
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SMI AMERICA, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  State of Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        2,925,898
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      0
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          2,925,898
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,925,898
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.72%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page  3 of 17
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SUMITOMO METAL USA CORPORATION
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Japan
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        2,925,898
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      0
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          2,925,898
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,925,898
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.72%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page  4 of 17
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SUMITOMO METAL INDUSTRIES, LTD.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Japan
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        2,925,898
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      0
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          2,925,898
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,925,898
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.72%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page  5 of 17
-----------------------------                      -----------------------------

         The Statement on Schedule 13D, dated July 8, 1993, of SMI America, Inc., Sumitomo Metal USA Corporation and Sumitomo Metal Industries, Ltd., as amended by Amendment No. 1, dated August 5, 1994, Amendment No. 2, dated November 15, 1994 and amended and restated by Amendment No. 3, dated October 15, 1997 is hereby amended as follows:

Item 1.  SECURITY AND ISSUER.

         Item 1 is hereby amended by deleting the last paragraph, and replacing it with the following:

         "The persons reporting ownership of Common Stock on this statement on
Schedule 13D own beneficially, in the aggregate, 210 shares of Common Stock. In addition, however, they may be deemed to be the beneficial owners of 2,925,688 of the shares of Common Stock reported in Item 5 by virtue of their beneficial ownership of an aggregate amount of 500,000 shares (the "Series B Preferred Shares") of the Company's Series B Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock")."

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by deleting the fourth paragraph and replacing it with the following:

         "The name, business address, present principal occupation or employment and citizenship of each executive officer and director of SMIA, SMU and SMI are set forth on ANNEX A attached hereto, which is incorporated herein by reference."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following to the last paragraph:

         "The 210 shares of Common Stock owned by SMI were transferred to SMIA in July 2000. SMU sold its interest in Sumitec, Inc. to a third party in February 2001. As a result, SMU ceased to be the indirect beneficial owner of the 1,032 shares of Common Stock owned by Sumitec, Inc.

         Pursuant to a Purchase Agreement (the "Purchase Agreement"), dated December 13, 2001, entered into between SMIA and Sumitomo Corporation ("SC"), SMIA sold, and SC purchased 3,328,220 shares of Common Stock, pursuant the terms and conditions set forth in such Purchase Agreement."

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page  6 of 17
-----------------------------                      -----------------------------

Item 4.  PURPOSE OF TRANSACTION.

         Item 4(a) is hereby amended by inserting between the second and third paragraphs, the following:

         "SMIA disposed of its shares of Common Stock pursuant to the Purchase Agreement for tax management reasons. SMIA will recognize a capital loss on the transaction and benefit from a tax credit resulting from such capital loss in the fiscal year ended December 31, 2001. The shares of Common Stock purchased by SC under the Purchase Agreement are not be registered under the Securities Act and will not be transferable without registration or the availability to SC of an exemption to such registration requirement."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended by adding to the first paragraph the following:

         "On December 13, 2001, SMIA sold the 3,328,220 shares of Common Stock to SC as described in Item 4 above."

         Item 5(a) is hereby further amended by deleting the second and paragraphs and replacing them by the following:

         "Accordingly, each of the Reporting Persons is or may be deemed, based on SMIA's ownership of (i) 210 shares of Common Stock, and (ii) the Series B Preferred Shares, SMU's direct ownership of SMIA and SMI's indirect ownership of SMIA, to be the beneficial owners of the equivalent of 2,925,898 shares of Common Stock, and such possible deemed ownership is reported by this Amendment No. 4.

         Based on information LTV's quarterly report on Form 10-Q for the period ended September 30, 2001, there were 104,683,191 shares of Common Stock outstanding on September 30, 2001. Accordingly, if the Series B Preferred Shares were deemed to be the equivalent of an aggregate of 2,925,688 shares of Common Stock, each of the Reporting Persons would be deemed to beneficially own 2.72 % of the shares outstanding as of September 30, 2001."

         Item 5(a) is hereby further amended by adding, before the last paragraph, the following:

         "The 210 shares of Common Stock owned by SMI were transferred to SMIA in July 2000. SMU sold its interest in Sumitec, Inc. to a third party in February 2001. As a result, SMU may not be deemed to be the indirect beneficial owner of the 1,032 shares of Common Stock owned by Sumitec, Inc."

         Item 5(b) is hereby amended by deleting the last 2 sentences of the first paragraph.

         Item 5 is hereby further amended by adding to it the following Item
5(e):

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page  7 of 17
-----------------------------                      -----------------------------

         "(e) As of December 13, 2001, the Reporting Persons have ceased to be the beneficial owner of more than 5% of the aggregate number of shares of Common Stock outstanding."

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement, dated the date hereof, among SMIA, SMU and SMI.

         2. Securities Purchase Agreement, dated as of May 26, 1993, by and among LTV, LTV Steel Company, Inc. and SMIA, as purchaser and as agent, together with Amendment No. 1 thereto, dated as of June 28, 1993 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         3. Certificate of Designations of Series A Convertible Preferred Stock of LTV, as filed with the Secretary of State of Delaware on June 28, 1993 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         4. Certificate of Designations of Series B Convertible Preferred Stock of LTV, as filed with the Secretary of State of Delaware on June 28, 1993 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         5. Common Stock Registratin Rights Agreement, dated as of June 28, 1993, by and between LTV and SMIA (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         6. Consultation and Management Participation Agreement, dated as of June 28, 1993, between SMI and LTV (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         7. L-S Exchange Right and Security Agreement, dated as of June 28, 1993, by and among LTV/EGL, Sumikin EGL Corp., LTV, SMIA and SMU (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         8. L-S II Exchange Right and Security Agreement, dated as of June 28, 1993, by and among Dearborn Sumikin Coating Corporation, LTV, LTV Steel Company, Inc., SMIA and SMU (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page  8 of 17
-----------------------------                      -----------------------------

         9. Side Letter, dated as of June 28, 1993, between SMI and LTV (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         10. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $38,640,000 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         11. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $25,760,000 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         12. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $16,800,000 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         13. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $11,200,000 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         14. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $15,120,000 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         15. Promissory note, dated June 28, 1993, issued by SMIA in the principal amount of $10,080,000 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         16. Guaranty, dated June 28, 1993, between SMU and the lender named therein (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         17. Guaranty, dated June 28, 1993, between SMU and the lender named therein (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         18. Guaranty, dated June 28, 1993, between SMU and the lender named therein (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page  9 of 17
-----------------------------                      -----------------------------

         19. Guaranty, dated June 28, 1993, between SMU and the lender named therein (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         20. Letter of awareness, dated June 28, 1993, from SMI to the lender named therein (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         21. Letter of awareness, dated June 28, 1993, from SMI to the lender named therein (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         22. Letter of awareness, dated June 28, 1993, from SMI to the lender named therein (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         23. Letter of awareness, dated June 28, 1993, from SMI to the lender named therein (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         24. Keep Well Agreement, dated January 30, 1991, between SMI and SMU (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         25. Power of Attorney, dated as of June 15, 1993, granted by SMI (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

         26. Purchase Agreement, dated the date hereof, between SMIA and SC.

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page 10 of 17
-----------------------------                      -----------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 13, 2001

                                        SMI AMERICA, INC.


                                        By:       /s/ Yasukazu Morooka
                                             -----------------------------------
                                             Name: Yasukazu Morooka
                                             Title: President


                                        SUMITOMO METAL USA CORPORATION


                                        By:        /s/ Yasukazu Morooka
                                              ----------------------------------
                                             Name: Yasukazu Morooka
                                             Title:  President


                                        SUMITOMO METAL INDUSTRIES, LTD.


                                        By:            /s/ Masaaki Tachibana
                                             -----------------------------------
                                             Name: Masaaki Tachibana
                                             Title:  Executive Vice President

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page 11 of 17
-----------------------------                      -----------------------------

                                     ANNEX A

         Set forth below are the names and positions of all the directors and executive officers of SMIA. Unless otherwise indicated, the business address of each person listed below is 8750 West Bryn Mawr Avenue, Suite 1000, Chicago, Illinois 60631. Each person is a citizen of Japan.


                                          Principal Occupation or
            Name                      Employment and Business Address
            ----                      -------------------------------

            Takeshi Ogata             General Manager, SMI
                                      Triton Square Office Tower Y,
                                      8-11, Harumi 1-Chome, Chuo-Ku,
                                      Tokyo, Japan

            Yasukazu Morooka          President, SMU

            Atsuro Fujii              Treasurer, SMU

         Set forth below are the names and positions of all the directors and executive officers of SMU. Unless otherwise indicated, the business address of each person listed below is 8750 West Bryn Mawr Avenue, Suite 1000, Chicago, Illinois 60631. Each person is a citizen of Japan.


                                           Principal Occupation or
             Name                      Employment and Business Address
             ----                      -------------------------------

             Masaaki Tachibana         Executive Vice President, SMI
                                       Triton Square Office Tower Y,
                                       8-11 Harumi 1-Chome, Chuo-Ku,
                                       Tokyo, Japan

             Yasukazu Morooka          President, SMU

             Nobusato Suzuki           Vice President, SMI

             Takeshi Ogata             General Manager, SMI

             Atsuro Fujii              Treasurer, SMU


         Set forth below are the names and positions of all the directors and executive officers of SMI. The business address of each person after whose name one asterisk (*) appears in the column headed "Principal Occupation or Employment and Business Address" is 4-5-33, Kitahama, Chuo-ku, Osaka, Japan and the business address of each such person after whose name two asterisks (**) appears in such column is Triton Square Office Tower Y, 8-11, Harumi 1-Chome, Chuo-Ku, Tokyo, Japan. Each person is a citizen of Japan.

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page 12 of 17
-----------------------------                      -----------------------------


                                            Principal Occupation or Employment
                                            and Business Address
                                            (*) Osaka Head Office
              Name                          (**) Tokyo Head Office
              ----                          ----------------------


              Hiroshi Shimozuma             **  President and Chief Executive
                                                Officer, SMI

              Mikio Kato                    **  Executive Vice President, SMI

              Toshihiko Takeda              **  Executive Vice President, SMI

              Masaaki Tachibana             **  Executive Vice President, SMI

              Tetsuo Kyogoku                **  Senior Vice President, SMI

              Fumihiro Tajiri               **  Senior Vice President, SMI

              Tatsuhei Yoshinaga            **  Senior Vice President, SMI

              Takeshi Iiyoshi               **  Senior Vice President, SMI

              Katsuyuki Fujihara            Senior Vice President, SMI
                                            (Wakayama Steel Works)
                                            1850 Minato, Wakayama, Japan


              Kunihiko Suemitsu             *  Senior Vice President, SMI

              Eiji Sakuta                   **  Senior Vice President, SMI

              Yasutaka Toya                 Senior Vice President, SMI
                                            (Kansai Steel Division)
                                            1 Higashimukojima, Nishino-cho,
                                            Amagasaki, Hyogo, Japan


              Gashun Amaya                  **  Vice President, SMI

              Tsutomu Nagahata              **  Vice President, SMI

              Tsutomu Ando                  **  Vice President, SMI

              Kenjiro Shigematsu            **  Vice President, SMI

              Hiroshi Tomono                Vice President, SMI
                                            (Kashima Steel Works)
                                            3 Hirai, Kashima-cho, Kashima,
                                            Ibaraki, Japan

              Kaoru Goto                    **  Vice President, SMI

              Yasuyuki Tozaki               Vice President, SMI
                                            (Corporate Research & Development
                                            Laboratories)
                                            1-8, Fuso-cho, Amagasaki, Hyogo,
                                            Japan

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page 13 of 17
-----------------------------                      -----------------------------


              Shigetoshi Shibuya            **  Vice President, SMI

              Yutaka Hirose                 **  Vice President, SMI

              Nobusato Suzuki               **  Vice President, SMI

              Osamu Iimura                  **  Vice President, SMI

              Shozo Nishizawa               **  Vice President, SMI

              Yoshihisa Matsuo              **  Vice President, SMI

              Katsuhiko Yagi                **  Vice President, SMI

              Fumio Honbe                   **  Vice President, SMI

              Tatsuhiko Shigematsu          **  Vice President, SMI

              Soichiro Yoshii               **  Standing Auditor, SMI

              Teiji Nagato                  **  Standing Auditor, SMI

              Nobukatsu Kojima              Auditor, SMI

              Hiroaki Udou                  Auditor, SMI

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page 14 of 17
-----------------------------                      -----------------------------


                                INDEX TO EXHIBITS

 Exhibits
 --------
    1 Joint Filing Agreement, dated the date hereof, among SMI America, Inc., Sumitomo Metal USA Corporation and Sumitomo Metal Industries, Ltd.

    2 Securities Purchase Agreement, dated as of May 26, 1993, by and among The LTV Corporation, LTV Steel Company, Inc. and SMI Americas, Inc., as purchaser and as agent, together with Amendment No. 1 thereto, dated as of June 28, 1993 (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    3 Certificate of Designations of Series A Convertible Preferred Stock of The LTV Corporation, as filed with the Secretary of State of Delaware on June 28, 1993 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    4 Certificate of Designations of Series B Convertible Preferred Stock of The LTV Corporation, as filed with the Secretary of State of Delaware on June 28, 1993 (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    5 Common Stock Registration Rights Agreement, dated as of June 28, 1993, by and between The LTV Corporation and SMI Americas, Inc. (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    6 Consultation and Management Participation Agreement, dated as of June 28, 1993, between Sumitomo Metal Industries, Ltd. and The LTV Corporation (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    7 L-S Exchange Right and Security Agreement, dated as of June 28, 1993, by and among LTV/EGL, Sumikin EGL Corp., The LTV Corporation, SMI Americas, Inc. and Sumitomo Metal USA Corporation (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    8 L-S II Exchange Right and Security Agreement, dated as of June 28, 1993, by and among Dearborn Sumikin Coating Corporation, The LTV Corporation, LTV Steel Company, Inc., SMI Americas, Inc. and Sumitomo Metal USA

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page 15 of 17
-----------------------------                      -----------------------------


Exhibit
-------
                  Corporation (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    9 Side Letter, dated as of June 28, 1993, between Sumitomo Metal Industries, Ltd. and The LTV Corporation (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    10 Promissory note, dated June 28, 1993, issued by SMI America, Inc. in the principal amount of $38,640,000 (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    11 Promissory note, dated June 28, 1993, issued by SMI America, Inc. in the principal amount of $25,760,000 (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    12 Promissory note, dated June 28, 1993, issued by SMI America, Inc. in the principal amount of $16,800,000 (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    13 Promissory note, dated June 28, 1993, issued by SMI America, Inc. in the principal amount of $11,200,000 (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    14 Promissory note, dated June 28, 1993, issued by SMI America, Inc. in the principal amount of $15,120,000 (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    15 Promissory note, dated June 28, 1993, issued by SMI America, Inc. in the principal amount of $10,080,000 (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    16 Guaranty, dated June 28, 1993, between Sumitomo Metal USA Corporation and the lender named therein (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by

-----------------------------                      -----------------------------
CUSIP No.  501921 10 0                                             Page 16 of 17
-----------------------------                      -----------------------------


Exhibit
-------
                  reference).

    17 Guaranty, dated June 28, 1993, between Sumitomo Metal USA Corporation and the lender named therein (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    18 Guaranty, dated June 28, 1993, between Sumitomo Metal USA Corporation and the lender named therein (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    19 Guaranty, dated June 28, 1993, between Sumitomo Metal USA Corporation and the lender named therein (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    20 Letter of awareness, dated June 28, 1993, from Sumitomo Metal Industries, Ltd. to the lender named therein (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    21 Letter of awareness, dated June 28, 1993, from Sumitomo Metal Industries, Ltd. to the lender named therein (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    22 Letter of awareness, dated June 28, 1993, from Sumitomo Metal Industries, Ltd. to the lender named therein (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    23 Letter of awareness, dated June 28, 1993, from Sumitomo Metal Industries, Ltd. to the lender named therein (previously filed with the original Statement of the Reporting Persons on
                  Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    24 Keep Well Agreement, dated January 30, 1991, between Sumitomo Metal Industries, Ltd. and Sumitomo Metal USA Corporation (previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

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CUSIP No.  501921 10 0                                             Page 17 of 17
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    25            Power of Attorney, dated as of June 15, 1993, granted by
                  Sumitomo Metal Industries, Ltd.(previously filed with the original Statement of the Reporting Persons on Schedule 13D, dated July 8, 1993, and incorporated herein by reference).

    26 Purchase Agreement, dated the date hereof, between SMI America, Inc. and Sumitomo Corporation.